UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 02 April, 2012

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	2nd April 2012

AIB to sell its Polish property fund management subsidiary and its interests in the Polonia Property Funds

Allied Irish Banks, p.l.c. ("AIB") today announces that it has signed an agreement to sell its Polish property fund management subsidiary, AIB PPM sp. z o.o., and AIB Holdings Limited, a Guernsey subsidiary, to Peakside Capital.  Agreements have also been signed to dispose of AIB's 9.87% interest in Polonia Property Fund LP and 7.5% interest in Polonia Property Fund II Limited, to Peakside Capital and Partners Group, on a 50:50 basis. The sales proceeds for the entire transaction is undisclosed.

Goodbody Corporate Finance advised AIB on the transaction and the acquisition is expected to be completed during the third quarter of 2012.

Completion of the transaction is conditional upon obtaining certain regulatory approvals and other consents.  The positive impact on AIB's capital position as a result of the transaction is not material.

- ENDS -

For further information, please contact:

Alan Kelly	Niamh Hennessy
Director of Corporate Affairs & Marketing	Media Relations Manager
AIB Bankcentre	AIB Bankcentre
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-7721382
email: alan.j.kelly@aib.ie	email: niamh.n.hennessy@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date 02 April, 2012

By: ___________________

                                                                                                                                             Paul Stanley
             Acting Chief Financial Officer
     Allied Irish Banks, p.l.c.